EXHIBIT 21.1
Subsidiaries of SunPower Corporation

Subsidiary Name	Jurisdiction
Pluto Acquisition Company LLC	Delaware
SunPower Bermuda Holdings	Bermuda
SunPower Corporation Malta Holdings Limited	Malta
SunPower Corporation, Systems	Delaware
SunPower France SAS	France
Sunpower GmbH	Germany
SunPower Italia S.r.l.	Italy
SunPower North America, LLC	Delaware
SunPower Philippines Manufacturing Ltd.	Cayman Islands
SunPower Systems Sarl	Switzerland
SunPower Technology Ltd.	Cayman Islands

SunPower Corporation does business under the following names

Company	dba
SunPower Corporation	California SunPower Corporation
SunPower Corporation	SPWR Solar Corporation
SunPower Corporation	SPWR Solar
SunPower Corporation	SPWR Energy

SunPower Corporation, Systems does business under the following names

Subsidiary	dba
SunPower Corporation, Systems	California SunPower Energy Corporation
SunPower Corporation, Systems	SunPower Energy Corporation